# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atara Biotherapeutics, Inc., CIK 0001604464
CUSIP: 046513206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320
Date of event which requires filing of this statement: 05/16/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Redmile Group, LLC, One Letterman Drive, Bldg D, Ste D3-300, San Francisco, California (CA), 94129, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 705,207; sole dispositive power 0; shared dispositive power 705,207; aggregate amount beneficially owned 705,207 (9.9% of the class)
  Comment: Redmile Group, LLC's beneficial ownership of the Issuer's common stock ("Common Stock") is comprised of 441,701 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC (the "Redmile Funds"), including RedCo I, L.P. ("RedCo I") and Redmile Biopharma Investments II, L.P. ("RBI II"). Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may also be deemed to beneficially own 3,412,843 shares of Common Stock issuable upon exercise of certain pre-funded warrants to purchase Common Stock (the "Warrants"), including the Warrants purchased by certain Redmile Funds in the underwritten registered offering that closed on May 16, 2025 (the "Registered Offering"). Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrants, and a holder of a Warrants does not have the right to exercise the Warrants held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates), would beneficially own in excess of 9.99% (the "Beneficial Ownership Limitation") of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of the Warrant (the "Beneficial Ownership Blocker"). The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer. The 705,207 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13D represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on the sum of: (i) 5,961,391 shares of Common Stock outstanding as of May 7, 2025, as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission (the "SEC") on May 15, 2025 (the "Form 10-Q"); plus (ii) 834,237 shares of Common Stock issued in the Registered Offering as reported by the Issuer in its Form 8-K dated May 14, 2025 filed with the SEC on May 16, 2025 (the "Form 8-K"), plus (iii) 263,506 shares of Common Stock issuable upon exercise of the Warrants directly held by the Redmile Funds, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
- Jeremy C. Green (CIK 0001650527): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 705,207; sole dispositive power 0; shared dispositive power 705,207; aggregate amount beneficially owned 705,207 (9.9% of the class)
  Comment: Jeremy C. Green's beneficial ownership of Common Stock is comprised of 441,701 shares of Common Stock owned by the Redmile Funds, including RedCo I and RBI II. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 3,412,843 shares of Common Stock issuable upon exercise of the Warrants, including the Warrants purchased by certain Redmile Funds in the Registered Offering. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that the Beneficial Ownership Blocker applies. The 705,207 shares of Common Stock reported as beneficially owned by Mr. Green in this Schedule 13D represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on the sum of: (i) 5,961,391 shares of Common Stock outstanding as of of May 7, 2025, as reported by the Issuer in its Form 10-Q; plus (ii) 834,237 shares of Common Stock issued in the Registered Offering as reported by the Issuer in its Form 8-K, plus (iii) 263,506 shares of Common Stock issuable upon exercise of the Warrants directly held by the Redmile Funds, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
- RedCo I, L.P. (CIK 0001813157): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 347,442; sole dispositive power 0; shared dispositive power 347,442; aggregate amount beneficially owned 347,442 (5% of the class)
  Comment: The shares of Common Stock reported as beneficially owned by RedCo I in this Schedule 13D represent the 191,226 shares of Common Stock held directly by RedCo I and the 156,216 shares of Common Stock that could be issued to RedCo I upon exercise of the Warrants directly held by RedCo I.
  
  Percentage based on the sum of: (i) 5,961,391 shares of Common Stock outstanding as of of May 7, 2025, as reported by the Issuer in its Form 10-Q; plus (ii) 834,237 shares of Common Stock issued in the Registered Offering as reported by the Issuer in its Form 8-K, plus (iii) 156,216 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo I.
- Redmile Biopharma Investments II, L.P. (CIK 0001772230): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 406,137; sole dispositive power 0; shared dispositive power 406,137; aggregate amount beneficially owned 406,137 (5.8% of the class)
  Comment: RBI II's beneficial ownership of Common Stock is comprised of 142,631 shares of Common Stock directly held by RBI II. Subject to the Beneficial Ownership Blocker, RBI II may also be deemed to beneficially own 2,054,155 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI II, including the Warrants purchased by RBI II in the Registered Offering. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RBI II in this Schedule 13D represent the shares of Common Stock held directly by RBI II and the 263,506 shares of Common Stock that could be issued to RBI II upon exercise of certain of the Warrants directly held by RBI II under the Beneficial Ownership Blocker.
  
  Percentage based on the sum of: (i) 5,961,391 shares of Common Stock outstanding as of May 7, 2025, as reported by the Issuer in its Form 10-Q; plus (ii) 834,237 shares of Common Stock issued in the Registered Offering as reported by the Issuer in its Form 8-K, plus (iii) 263,506 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI II, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Atara Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Redmile Group, LLC ("Redmile"), Jeremy C. Green, RedCo I, L.P. ("RedCo I"), and Redmile Biopharma Investments II, L.P. ("RBI II" and collectively with Redmile, Mr. Green and RedCo I, the "Reporting Persons"), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.
Residence or business address:
Redmile:

One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green:

c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo I:

c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

RBI II:

c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
Present principal occupation or employment:
Redmile: investment manager/adviser to certain private investment vehicles and separately managed accounts.
Jeremy C. Green: managing member of Redmile.
RedCo I: private investment fund
RBI II: private investment fund
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Redmile: Delaware
Jeremy C. Green: United Kingdom
RedCo I: Delaware
RBI II: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In an underwritten registered offering that closed on May 16, 2025 (the "Registered Offering"), certain private investment vehicles managed by Redmile Group, LLC (the "Redmile Funds"), including RBI II, utilized working capital in the aggregate amount of approximately $4,499,993 to acquire pre-funded warrants to purchase 680,796 shares of Common Stock of the Issuer (the "New Warrants") at a purchase price of $6.6099 per share underlying the New Warrants. The exercise price of the New Warrants is $0.0001 per share, subject to adjustment pursuant to the terms of the New Warrants. Subject to the Beneficial Ownership Blocker (as defined in Item 5(a) below), the New Warrants are exercisable immediately and have no expiration date.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities covered by this Schedule 13D, including the New Warrants, for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer's operations, assets, prospects, business development, markets and capitalization, the Issuer's management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer's Board of Directors ("Board of Directors"), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons' consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

On May 16, 2025, immediately following the Registered Offering, the Board of Directors approved the appointment of Nachi Subramanian, a managing director of Redmile, to serve as a director of the Issuer. Mr. Subramanian will serve until the 2027 annual meeting of the Issuer's stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.

In connection with his appointment to the Board of Directors, Mr. Subramanian and the Issuer entered into an indemnification agreement in the same form as the Issuer's standard form of indemnification agreement with its other directors.

Mr. Subramanian has waived his right to receive any cash or equity compensation to which he otherwise would be entitled for his service on the Board of Directors pursuant to the Issuer's Non-Employee Director Compensation Policy.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of (i) 441,701 shares of Common Stock held by the Redmile Funds, including the 191,226 shares of Common Stock directly held by RedCo I and the 142,631 shares of Common Stock directly held by RBI II, and (ii) subject to the Beneficial Ownership Blocker, 3,412,843 shares of Common Stock issuable upon exercise of certain pre-funded warrants to purchase Common Stock (the "Warrants"), including the 156,216 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo I and the 2,054,155 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI II. Redmile is the investment manager to the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrants, and a holder of a Warrants does not have the right to exercise the Warrants held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates), would beneficially own in excess of 9.99% (the "Beneficial Ownership Limitation") of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of the Warrant (the "Beneficial Ownership Blocker"). The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer.

The 705,207 shares of Common Stock reported as beneficially owned by Redmile and Mr. Green in this Schedule 13D represent 9.99% of the outstanding shares of Common Stock. The 347,442 shares of Common Stock reported as beneficially owned by RedCo I in this Schedule 13D represent 5.0% of the outstanding shares of Common Stock. The 406,137 shares of Common Stock reported as beneficially owned by RBI II in this Schedule 13D represent 5.8% of the outstanding shares of Common Stock.

For purposes of this Schedule 13D, the percent of class for each Reporting Person was calculated based on sum of: (i) 5,961,391 shares of Common Stock outstanding as of May 7, 2025, as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2025 filed with the SEC on May 15, 2025; plus (ii) 834,237 shares of Common Stock issued in the Registered Offering as reported by the Issuer in its Form 8-K dated May 14, 2025 filed with the SEC on May 16, 2025, plus (iii) 263,506 shares of Common Stock issuable upon exercise of the Warrants directly held by the Redmile Funds, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Redmile:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 705,207
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 705,207

Jeremy C. Green:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 705,207
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 705,207

RedCo I:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 347,442
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 347,442

RBI II:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 406,137
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 406,137
Transactions in the class effected during the past sixty days: See the response to Item 3. Except as disclosed in Item 3, no reportable transactions were effected by any Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The description of the indemnification agreement between Mr. Subramanian and the Issuer in Item 4 is incorporated herein by reference.

In addition, certain Redmile Funds have entered into cash-settled swap agreements with an unaffiliated third party financial institution. The swap agreements entered into by these Redmile Funds represent an aggregate 8,975 notional shares of the Issuer's Common Stock, comparable to an interest in approximately 0.13% of the outstanding Common Stock as of May 16, 2025. The Reporting Persons have the right to terminate and close out each swap agreement at any time. Upon settlement of each swap agreement, either (i) the counterparty will pay to the applicable Redmile Fund an amount in cash determined in part by reference to any increase between the reference price and the market value of the notional number of shares of Common Stock subject to the swap agreement, or (ii) the applicable Redmile Fund will pay to the counterparty an amount in cash determined in part by reference to any decrease between the reference price and the market value of the notional number of shares of Common Stock subject to the swap agreement. The swap agreements do not give the applicable Redmile Funds or the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim beneficial ownership in securities to which such swap agreements relate.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement, dated as of May 23, 2025, by and among Redmile, Jeremy C. Green, RedCo I and RBI II.

Exhibit 99.2: Form of Indemnification Agreement made by and between the Issuer and each of its directors and executive officers (incorporated by reference to Exhibit 10.9 to the Issuer's Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 7, 2025).

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (05/23/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (05/23/2025)
- RedCo I, L.P.: /s/ Jeremy C. Green, Managing Member of RedCo I (GP), LLC, general partner of RedCo I, L.P (05/23/2025)
- Redmile Biopharma Investments II, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments II (GP), LLC, general partner of Redmile Biopharma Investments II, L.P. (05/23/2025)